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                             July 29, 2020

       Max Munn
       President
       Applied UV, Inc.
       150 N. Macquesten Parkway
       Mount Vernon, NY 10550

                                                        Re: Applied UV, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 16, 2020
                                                            File No. 333-239892

       Dear Mr. Munn:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed on July 16, 2020

       Prospectus Summary, page 4

   1. We note that you have added disclosure in risk factors in response to comment 1 that the
                                                        ResInnova laboratory
does not have the required biosafety credentials to test against SAR-
                                                        CoV-2 and that the OC43
human coronavirus is a common surrogate for SAR-CoV-2.
                                                        Please revise your
disclosure in this section to state clearly that the ResInnova study was not conducted on
SAR-CoV-2.
       Summary of the Offering, page 8

   2.                                                   We have the following
comments related to the summary of the offering:

                                                              You disclose here
and on page 31 that 5,013,316 shares of common stock are
 Max Munn
Applied UV, Inc.
July 29, 2020
Page 2
              outstanding prior the offering. However, throughout the remainder of the registration statement, you disclose that 5,103,316 common shares are outstanding. Please revise your registration statement to reconcile the number of common shares outstanding prior to the offering.

                Footnote (1) states that the 6,186,855 shares of common stock to be outstanding after
              the offering    does not include 51,034 shares of common stock to
be issued to Carmel,
              Milazzo & Feil LLP upon the effectiveness of the registration statement related to the
              offering.    However, footnote (2) says the same number of shares
of common stock to
              be outstanding after the offering    includes 51,034 shares of
common stock to be
              issued to Carmel, Milazzo & Feil LLP upon the effectiveness of the registration
              statement related to the offering.    Please revise your
footnotes accordingly.

                Please reconcile the 6,186,855 common shares to be outstanding after the offering with the corresponding disclosure under Shares Eligible for Future Sale on page 63.
Risk Factors
Certain ResInnova testing limitations., page 17

3. Please revise to provided the missing variables that you have bracketed in this risk factor.
Risks Relating to Ownership of Our Securities
Our certificate of incorporation will designate the Court of Chancery..., page
29

4. We note your response to comment 3. In the first sentence of the second paragraph of this section, you refer to the "application of the Securities Act by federal judges". Since you state on page 63 that this provision does not apply to claims arising under federal securities laws, please remove the reference to a federal forum for Securities Act claims or clarify the basis for the statement.
Management, page 53

5. Please revise your disclosure to more specifically describe Mr. Saeed's employment from
         2016 to the present, including the dates that he was in his role at Ubiquity LLC. In addition, please provide the dates of Mr. Doyle's employment experience over the past five years. Refer to Item 401(e) of Regulation S-K.
Description of Securities
Warrants, page 61
FirstName LastNameMax Munn
6. We note your response to comment 7. Please revise to describe the persons or entities that
Comapany    NameApplied
       the warrants       UV, Inc.
                    were issued to, such as whether they are related parties, and what type of
July 29,consulting
         2020 Pageservices
                    2      they provide.
FirstName LastName
 Max Munn
FirstName  LastNameMax Munn
Applied UV,  Inc.
Comapany
July       NameApplied UV, Inc.
     29, 2020
July 29,
Page  3 2020 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Dale Welcome at 202-551-3865 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing